UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2015

000-13248
(Commission File Number)

SCIVAC THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Gad Feinstein Rd.

POB 580

Rehovot, Israel 7610303

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On November 16, 2015, SciVac Therapeutics, Inc., a corporation organized under the laws of British Columbia (the “Company”), filed on SEDAR at www.sedar.com its (i) unaudited Interim Consolidated Financial Statements for the three and nine-month periods ended September 30, 2015 (the “Q3 Financial Statements”), (ii) Management’s Discussion and Analysis for the three and nine-month periods ended September 30, 2015 (the “Q3 MD&A”), (iii) Chief Executive Officer Certification of Interim Filings, dated November 16, 2015 (the “CEO Certification”) and (iv) Chief Financial Officer Certification of Interim Filings, dated November 16, 2015 (the “CFO Certification”). Copies of the Q3 Financial Statements, Q3 MD&A, CEO Certification and CFO Certification are each attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Interim Consolidated Financial Statements for the three and nine-month periods ended September 30, 2015

99.2	Management’s Discussion and Analysis for the three and nine-month periods ended September 30, 2015

99.3	Chief Executive Officer Certification of Interim Filings, dated November 16, 2015

99.4	Chief Financial Officer Certification of Interim Filings, dated November 16, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciVac Therapeutics Inc.

Date: November 16, 2015	By:	/s/ Dr. Curtis Lockshin
Dr. Curtis Lockshin
Chief Executive Officer